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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

AETHER HOLDINGS, INC
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
00809C 10 6
(CUSIP Number)
David S. Oros
Chairman
621 E. Pratt Street, Suite 601, Baltimore, MD 212022
Telephone: (443) 573-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00809C 10 6

1	NAMES OF REPORTING PERSONS: NexGen Technologies, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
17-9802074

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		2,506,697

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,506,697

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,506,697

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	00809C 10 6

1	NAMES OF REPORTING PERSONS: David S. Oros

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		3,005,879

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,506,697

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,105,879

WITH	10	SHARED DISPOSITIVE POWER:

		2,506,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,512,576

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Introduction
     This Amendment No. 2 amends and supplements the Schedule 13D filed on February 7, 2006 (the “Prior Statement”) by (i) David S. Oros and (ii) NexGen Technologies, L.L.C., a Maryland limited liability company (together with Mr. Oros, the “Reporting Persons”) relating to their beneficial ownership of shares of the common stock, par value $0.01 per share (the “Shares”), of Aether Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.
     Item 1.
     Item 1 of the Prior Statement is hereby amended as follows:
     Following closing of the merger described in Item 4 below, the Issuer moved its principal executive office to 1330 Avenue of the Americas, 40th Floor, New York, NY 10019.
     Item 2. Identity and Background.
     Item 2 of the Prior Statement is hereby amended as follows:
     As a result of the merger discussed in Item 4 below, Mr. Oros has resigned as Chief Executive Officer of the Issuer and remains as Chairman.
     Item 4. Purpose of Transaction.
     Item 4 of the Prior Statement is hereby amended as follows:
     On June 6, 2006, the Issuer entered into an Agreement and Plan of Merger with UCC Capital Corp. (“UCC Capital”), UCC Consulting Corp. (“Consulting Corp.”), UCC Servicing, LLC (“Servicing LLC,” and together with UCC Capital and Consulting Corp, “UCC”) and the other parties named therein. The transactions contemplated by the Merger Agreement were completed, and the Issuer acquired UCC on June 6, 2006. At the effective time of the merger, each issued and outstanding share of UCC Capital and Consulting Corp. and the outstanding membership interests of Servicing LLC were converted into the right to receive the merger consideration, which included the right to 2.5 million shares of the Issuer’s common stock (in the form of an earn-out) if future performance targets are met within five years of closing (or such shorter period as provided under the Merger Agreement). At the closing of the merger, the Issuer issued the first 900,000 shares of the earn-out consideration (the “First Tranche Shares”) into an escrow account maintained by Wilmington Trust Company, as escrow agent. The First Tranche Shares will be released to the former UCC securityholders only upon satisfaction of the first earn-out target, as contemplated under the terms of the Merger Agreement. If the additional shares are not earned during the earn-out period, they will be returned to the Issuer.
     At the closing of the merger, the former UCC securityholders and David S. Oros entered into a voting agreement (the “Voting Agreement”) pursuant to which Mr. Oros (or any of his designees appointed with the consent of the Board of Directors of the Issuer) received a proxy from the former UCC securityholders to vote or act by written consent with respect to the First Tranche Shares, as well as any shares issued in respect of the First Tranche Shares, prior to their release to the former UCC securityholders or their return to the Issuer. The proxy and power of attorney granted by the former UCC securityholders is irrevocable during the term of the Voting Agreement. All references to the Voting Agreement are qualified in their entirety by reference to the copy of the Voting Agreement filed as Exhibit 2 to this amended Schedule 13D, which is incorporated herein by reference.
     Mr. Oros holds 150,000 shares of restricted stock that began vesting upon the Issuer’s determination of a Trigger Event, as reported previously on 8-K filed by the Issuer on June 7, 2006. At the time of the Trigger Event, Mr. Oros incurred a tax liability associated with his restricted shares. Under the terms of the restricted stock grant, the Issuer’s Board of Directors provided that Mr. Oros could satisfy his tax withholding obligation upon the commencement of eligibility for vesting by surrendering a number of shares having a value on the date of eligibility for vesting equal to the tax withholding obligation. On June 8, 2006, Mr. Oros surrendered 51,424 shares to satisfy the tax withholding obligation. The 150,000 restricted shares remain subject to vesting and are not deemed beneficially owned for purposes of this Report.
     Other than the 900,000 shares for which Mr. Oros holds a proxy to vote and the 51,424 surrendered to the Issuer to satisfy the tax withholding obligation discussed above, neither Mr. Oros nor NexGen Technologies, L.L.C. has acquired or disposed of any shares of the Issuer since the Prior Statement.
     Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
     (a) and (b) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 5,512,576 Shares, constituting 11.6% of the total outstanding Shares as of June 6, 2006, based on the number of shares of outstanding common stock of the Issuer as reported on the Form 10-Q filed on May 10, 2006 plus the 3.4 million shares issued in connection with the acquisition of UCC, as reported on the Form 8-K filed on June 7, 2006. Mr. Oros has the sole power to direct the voting of 3,005,879 Shares beneficially owned by him, and the sole power to direct the disposition of 2,105,879 Shares beneficially owned by him. The 5,512,576 Shares beneficially owned by Mr. Oros include immediately exercisable warrants to purchase 812,500 Shares, options to purchase 105,600 Shares and 900,000 Shares Mr. Oros has the right to vote under the Voting Agreement. Mr. Oros has the sole power to direct the voting and disposition of the 812,500 Shares issuable upon exercise of warrants and the 105,600 Shares issuable upon exercise of options. By virtue of his position as managing member of NexGen Technologies. L.L.C., Mr. Oros has the shared power to direct the voting and disposition of 2,506,697 Shares held by NexGen Technologies. L.L.C. During the term of the Voting Agreement, Mr. Oros has the sole voting power of the 900,000 shares covered by the Voting Agreement.
     NexGen Technologies, L.L.C. beneficially owns an aggregate of 2,506,697 Shares, constituting 5.3% of the total outstanding Shares. NexGen has the sole power to direct the voting and disposition of 2,506,697 Shares.
(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The description of the Voting Agreement set forth in Item 4 of this Schedule 13D/A is incorporated herein by this reference.
     Item 7. Material to be filed as Exhibits.
     Exhibit 1          Joint Filing Agreement
     Exhibit 2          Voting Agreement

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

NEXGEN TECHNOLOGIES, L.L.C.

/s/ David S. Oros

By: David S. Oros
Its: Managing Member

/s/ David S. Oros

David S. Oros